

02018867



AB 3/28/02

V4 3-21-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- B-007854-C~~ 8-23340

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHEPARD & VRBANAC SECURITIES, INC.
KENT McCLELLAND, PRESIDENT

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 SOUTH MAIN STREET, SUITE 201
(No. and Street)

AKRON	OHIO	44308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENT McCLELLAND 330-253-2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

1867 WEST MARKET STREET, SUITE C-3	AKRON	OHIO	44313
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.* See Section 240.17a-5(e)(2)

SEC 1410 (05-01)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KENT McCLELLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHEPARD & VRBANAC SECURITIES, INC., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE A. DAKOTA, Notary Public
Residence - Summit County
State Wide Jurisdiction, Ohio
My Commission Expires Sept. 9, 2004



Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEPARD & VRBANAC SECURITIES, INC.
Financial Statements
Year Ended December 31, 2001

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

SHEPARD & VRBANAC SECURITIES, INC.
Financial Statements
Year Ended December 31, 2001

INDEX

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company
CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
SHEPARD & VRBANAC SECURITIES, INC.
AKRON, OHIO

We have audited the accompanying Balance Sheet of Shepard & Vrbanac Securities, Inc. (an S Corporation) as of December 31, 2001, and the related Statements of Income and Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shepard & Vrbanac Securities, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules is presented only for supplementary analysis purposes. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.



Donovan, Klimczak and Company
Certified Public Accountants

February 20, 2002

SHEPARD & VRBANAC SECURITIES, INC.
Balance Sheet
December 31, 2001

ASSETS

Current Assets:	
Cash	$ 53,545
Accounts Receivable - Trade	52,452
Prepaid Expenses	350
Total Current Assets	106,347
Furniture and Fixtures	240,011
Less: Accumulated Depreciation	191,866
Net Furniture and Fixtures	48,145
Other Assets:	
Deposit	50,000
Investment - NASDAQ	3,300
Total Other Assets	53,300
TOTAL ASSETS	$ 207,792

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

SHEPARD & VRBANAC SECURITIES, INC.
Balance Sheet
December 31, 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable - Commissions	$	12,142
Accrued and Withheld Payroll Taxes		11,919
Retirement Plan Contribution Payable		3,684
Total Current Liabilities		27,745
Stockholder's Equity:		
Capital Stock, 250 Shares Issued, 122.5 Shares Outstanding, No Par Value		32,500
Retained Earnings		342,192
Less: Treasury Stock at Cost, 127.5 Shares		(194,645)
Total Stockholder's Equity		180,047
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	207,792

The Accompanying Notes Are an Integral Part of These Statements

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

SHEPARD & VRBANAC SECURITIES, INC.
Statement of Income and Retained Earnings
Year Ended December 31, 2001

Revenues - Commissions and Fees	$ 1,009,979
Less: Commissions Expense	221,739
Net Revenues	788,240
Operating Expenses	735,050
Income from Operations	53,190
Other Income:	
Interest Income	5,158
NET INCOME	58,348
Dividends Paid	(66,667)
Retained Earnings - Beginning of Year	350,511
Retained Earnings - End of Year	$ 342,192

The Accompanying Notes Are an Integral Part of These Statements

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

SHEPARD & VRBANAC SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net Income	$ 58,348
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation	29,329
(Increase) Decrease in:	
Accounts Receivable - Trade	6,390
Marketable Securities	1,702
Prepaid Expenses	15,147
(Decrease) in:	
Accounts Payable	(3,539)
Accrued and Withheld Payroll Taxes	11,919
Retirement Plan Contribution Payable	3,684
Net Cash Provided by Operating Activities	122,980
Cash Flows from Investing Activities:	
Purchase of Furniture and Fixtures	(64,531)
Net Cash (Used) by Investing Activities	(64,531)
Cash Flows from Financing Activities:	
Dividends Paid	(66,667)
Net Cash (Used) by Financing Activities	(66,667)
Net (Decrease) in Cash	(8,218)
Cash at Beginning of Year	61,763
Cash at End of Year	$ 53,545

The Accompanying Notes Are an Integral Part of These Statements

SHEPARD & VRBANAC SECURITIES, INC.
Notes to Financial Statements
December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING INFORMATION

Nature of Business

The Company was incorporated under the laws of the State of Ohio on February 14, 1979. The Company is a brokerage firm with its principal office in Akron, Ohio.

Income Taxes

The Company with the consent of its stockholder, has elected under the Internal Revenue Code to be taxed as an S Corporation. Under this election, the Company's taxable income is reportable by the stockholder. Therefore, no provision or liability for income taxes has been included in these financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - ACCOUNTS RECEIVABLE - TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C - FURNITURE AND FIXTURES

Assets are carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts.

Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to assets are capitalized. Depreciation is calculated on the modified accelerated cost recovery system over the useful life of the asset. Depreciation for the year ended December 31, 2001 amounted to $29,329.

NOTE D - DEPOSIT

A deposit totalling $50,000 represents an interest bearing Escrow Account held by Mesirow Financial, Inc. at December 31, 2001.

NOTE E – INVESTMENT-NASDAQ

The stock investment held by the Company in The NASDAQ Stock Market, Inc. is stated at cost and consists of an investment through a private placement. The stock is restricted and no market value was available at year end, thereby precluding any determination of current fair value.

NOTE F - COMMITMENTS

The Company conducts its Akron operations from leased facilities under a non-cancelable operating lease that expires in June 2011. Rental expense including utilities and the Company's share of the building expenses totalled $35,601 in 2001.

The following is a schedule by years of future minimum rentals under the lease at December 31, 2001:

2002	$ 44,220
2003	44,220
2004	44,220
2005	44,220
2006	53,448
Later Years	282,042
	$ 512,370

NOTE G – SIMPLE IRA PLAN

Effective January 1, 2001, the Company established a Simple IRA Pension Plan, covering all employees who earned $5,000 or more, per year, during any two prior years of employment. The Company will contribute a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the year. Employee elective deferrals are limited to $6,500 per year. The Company's contribution for the year ended December 31, 2001 was $6,347.

SUPPLEMENTARY INFORMATION

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

SHEPARD & VRBANAC SECURITIES, INC.
Schedule of Operating Expenses
Year Ended December 31, 2001

Officer's Salary	$ 113,232
Office Salaries	279,222
Payroll Taxes	32,026
Retirement Expense	6,347
Temporary Secretarial Help	1,600
Consulting Fees	22,702
Registration, Quotes, Stock Exchange Fees	14,835
Telephone	17,423
Rent and Utilities	39,647
Advertising and Promotional	9,006
Donations	7,175
Depreciation	29,329
Insurance	4,979
Hospitalization	11,987
Office Expense	51,968
Postage	7,585
Equipment Rental and Information Services	21,002
Customer Parking	1,520
Dues and Subscriptions	6,664
Professional Fees	11,232
Legal and Accounting	15,479
Travel and Entertainment	5,177
Repairs and Maintenance	2,248
Professional Development	6,020
Corporate Taxes	3,422
Vehicle Expense	13,223
TOTAL OPERATING EXPENSES	$ 735,050

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

SHEPARD & VRBANAC SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Capital Stock	Treasury Stock	Retained Earnings	Total
Beginning Balance	$ 32,500	$ (194,645)	$ 350,511	$ 188,366
Add: Current Year Net Income	-	-	58,348	58,348
Less: Dividends Paid	-	-	(66,667)	(66,667)
Ending Balance	$ 32,500	$ (194,645)	$ 342,192	$ 180,047

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

SHEPARD & VRBANAC SECURITIES, INC.
Computation of Net Capital
At December 31, 2001

NET CAPITAL COMPUTATION	
Total Stockholder's Equity from December 31, 2001 Financial Statements	$ 180,047
Less Nonallowable Assets:	
Prepaid Expenses	350
Fixed Assets (Net of Depreciation)	48,145
Net Capital Before Haircuts on Securities Positions	131,552
Haircuts on Securities Positions	
Investment - NASDAQ	3,300
NET CAPITAL	128,252
Less: Minimum Dollar Net Capital Requirement	50,000
EXCESS NET CAPITAL	$ 78,252
EXCESS NET CAPITAL AT 1000%	$ 125,477

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS

NASD Regulation, Inc.
Rockville, MD

RE: Shepard & Vrbanac Securities, Inc.
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3

Gentlemen:

Shepard & Vrbanac Securities, Inc. uses Mesirow Financial, Inc. as a clearing agent and to perform custodial functions relating to customer securities. Therefore, Shepard & Vrbanac Securities, Inc. is not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company
Donovan, Klimczak and Company
Certified Public Accountants

February 20, 2002

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Shepard & Vrbanac Securities, Inc.
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

Gentlemen:

Shepard & Vrbanac Securities, Inc. uses Mesirow Financial, Inc. for possession of customer funds and as custodian for all customer securities. Accordingly, Shepard & Vrbanac Securities, Inc. is not subject to the requirements under Rule 15c3-3.



Donovan, Klimczak and Company
Certified Public Accountants

February 20, 2002

Donovan, Klimczak and Company

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: Shepard & Vrbanac Securities, Inc.
Material Differences in Computation of Net Capital

Gentlemen:

Our audit of Shepard & Vrbanac Securities, Inc. for the year ended December 31, 2001 did not disclose any material differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A Focus Report.



Donovan, Klimczak and Company
Certified Public Accountants

February 20, 2002

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
1867 WEST MARKET STREET AKRON, OH 44313
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

BOARD OF DIRECTORS
SHEPARD & VRBANAC SECURITIES, INC.
AKRON, OHIO

We have examined the financial statements of Shepard & Vrbanac Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated February 20, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Shepard & Vrbanac Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 20, 2002